Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

October 12, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	SkyWolf Wind Turbine Corporation

Amendment No. 8 to Registration Statement on Form S-1

Filed September 18, 2018

File No. 333-218013

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 9 to Registration Statement on Form S-1 for SkyWolf Wind Turbine Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission received October 1, 2018 (the “Comment Letter”) in response to the filing of the Amendment No. 8 to Registration Statement on Form S-1 in September 2018. The comments and our responses below are sequentially numbered and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

Calculation of Registration Fee

1.	Please revise the last three columns of your fee table such that each column includes one amount. In this regard, it is unclear why you have included a range of amounts in each column given that each column should be based on the proposed maximum offering price.

Response: In response to the comment made by the Staff of the Commission, the Company has revised the last three columns of the referenced fee table such that each column includes one amount.

Prospectus

2.	Please revise throughout your prospectus to clarify that the price range you disclose represents a bona fide estimate, and confirm to us in your response that you do not intend to sell the shares at different prices within a range for the duration of the offering. As examples only, we note your disclosure (1) on the prospectus cover page that you will receive aggregate offering proceeds within a range based on an offering price within a range, (2) on page 14 that a range of prices will be “paid by purchasers,” (3) on page 17 that the shares are for sale at a price between a range, and (4) on page 19 that your dilution illustration is based on “an average offering price” of $4.25 per share.

Response: In response to the comment made by the Staff of the Commission, the Company has revised its disclosures to clarify that the price range it discloses represents a bona fide estimate, and confirms that it does not intend to sell the shares at different prices within a range for the duration of the offering.

* * * *

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413 or Lee W. Cassidy at (949) 673-4510. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both jlagman.tibercreek@gmail.com and lwcassidy@aol.com.

Sincerely,

/s/ Jarvis J. Lagman
Jarvis J. Lagman, Esq.
Cassidy & Associates

2